SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

RALLY SOFTWARE DEVELOPMENT CORP.

(Name of Subject Company (Issuer))

GRAND PRIX ACQUISITION CORP.

(Name of Filing Persons (Offeror)) a wholly-owned subsidiary of

CA, INC.

(Name of Filing Persons (Parent of Offeror))

(Names of Filing Persons (Others))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

751198102

(CUSIP Number of Class of Securities)

Grand Prix Acquisition Corp.

c/o CA, Inc.

520 Madison Avenue

New York, New York 10022

1-800-225-5224

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Michael S. Ringler

Wilson Sonsini Goodrich & Rosati P.C.

One Market Plaza, Spear Tower, Suite 3300

San Francisco, California 94105

(415) 947-2000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$538,914,542	$62,621.87

*

Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Rally Software Development Corp., at a purchase price of $19.50 per Share, without interest thereon, net to the seller in cash and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings. The underlying value of the transaction was calculated based on the sum of: (i) 25,647,582 issued and outstanding Shares, multiplied by $19.50 per Share; (ii) 1,508,101 Shares underlying outstanding options with an exercise price that is less than $19.50 per Share, multiplied by $9.80 per Share (which is equal to the difference between $19.50 and $9.70, the weighted average exercise price of such options that have an exercise price that is less than $19.50 per Share); (iii) 1,034,734 Shares subject to restricted stock units, multiplied by $19.50 per Share; (iv) 190,000 Shares estimated to be subject to outstanding rights under the 2013 Employee Stock Purchase Plan (the “ESPP”) (assuming that the closing price per Share as reported on The New York Stock Exchange on the last day of the offering period in effect under the ESPP was equal to the Offer Price), multiplied by $19.50 per Share; and (v) 7,951 Shares issuable pursuant to outstanding warrants with an exercise price less than $19.50 per Share, multiplied by $15.72 per Share, which is the offer price per Share minus the exercise price of such warrants of $3.78 per Share.

**

The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2015, issued August 29, 2014, is calculated by multiplying the transaction valuation by 0.0001162.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$62,621.87	Filing party:	Grand Prix Acquisition Corp. CA, Inc.
Form or Registration No.:	Schedule TO-T (File No. 005-87804)	Date filed:	June 8, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by CA, Inc., a Delaware Corporation (“Parent” or “CA”) and Grand Prix Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Parent, with the Securities and Exchange Commission (the “SEC”) on June 8, 2015, as amended by Amended No. 1 filed with the SEC on June 10, 2015 (together with any subsequent amendments or supplements thereto, the “Schedule TO”).  The Schedule TO relates to the tender offer by Purchaser for all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”) of Rally Software Development Corp., a Delaware corporation (the “Company” or “Rally”), at a price of $19.50 per Share, without interest thereon, net to the seller in cash, and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings, upon the terms and conditions set forth in the offer to purchase dated June 8, 2015 (together with any subsequent amendments or supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO.

Except as otherwise set forth below, the information set forth in the Offer to Purchase remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Amendments to the Offer to Purchase

Summary Term Sheet

1.              The penultimate sentence of the last full paragraph of the sixth question under the header “Does Purchaser have the financial resources to make payment?” is hereby amended and restated to read “CA intends to fund the purchase of all Shares tendered in the tender offer using cash on hand.”

Items 1-11 of the Schedule TO are hereby amended and supplemented as follows:

1.              Section 7 of the Offer to Purchase entitled “Certain Information Concerning Rally.” is hereby amended by deleting the following final paragraph: “Although neither CA nor Purchaser has any knowledge that any such information is untrue, neither CA nor Purchaser takes any responsibility for the accuracy or completeness of information contained in this Offer to Purchase with respect to Rally or any of its subsidiaries or affiliates or for any failure by Rally to disclose any events which may have occurred or may affect the significance or accuracy of any such information.”

2.              The penultimate sentence of the second paragraph of Section 9 of the Offer to Purchase entitled “Source and Amount of Funds.” is amended and restated to read “CA intends to fund the purchase of all Shares tendered in the tender offer using cash on hand.”

3.              Section 10 of the Offer to Purchase entitled “Background of the Offer; Past Contacts or Negotiations with Rally.” is hereby amended and supplemented by adding the following:

A.            The following paragraphs are added following the fourth full paragraph on page 24:

“On May 18 and 19, 2015, members of management of CA and Rally met and held discussions to generally review employee matters and the timing for negotiation of employment agreements.

On May 20, 2015, CA provided offer letters to certain members of Company management.”

B.            The fifth paragraph on page 24 is amended and restated as follows:

“On May 21, 2015, CA began negotiating with certain members of Company management.  Review and negotiation of certain terms of the employment offers, including treatment of equity, retention awards, tax issues, the definition of good reason and executive tax issues continued through May 27th.”

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C.            The following paragraph is added before the penultimate paragraph of section 10 and the last paragraph of such section is deleted:

“On May 27, 2015, CA provided, and Rally management accepted, final offers of employment. Later on May 27, 2015, the board of directors of CA convened, reviewed with management the terms of the transaction and approved the transaction.”

4.              Section 11 of the Offer to Purchase entitled “The Acquisition Agreement; Other Agreements.” is hereby amended by deleting the first full paragraph of the section entitled “Other Agreements” in its entirety and replacing such paragraph with the following:

“The following directors and named executive officers of Rally, as owners of Shares and Shares issuable upon exercise of outstanding options, restricted stock units and warrants, as applicable, entered into Support Agreements with CA (the “Support Agreements”): Angela T. Tucci, Bryan D. Stolle, James M. Lejeal, Mark T. Carges, Thomas F. Bogan, Timothy A. Miller and Timothy V. Wolf. The Support Agreements, among other things (i) restrict the transfer of their Shares; (ii) obligate each of them to grant an irrevocable proxy to CA to vote their respective Shares in favor of the adoption of the Acquisition Agreement and any other matter necessary for consummation of the transactions contemplated by the Acquisition Agreement and/or against any action or agreement which would in any material respect impede, interfere with or prevent the Offer or the Merger, including, but not limited to, any (a) Acquisition Proposal, (b) reorganization, recapitalization, dissolution, liquidation or winding-up of Rally or any other extraordinary transaction involving Rally other than the Merger, (c) action, proposal, transaction or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of such individual under his or her respective Support Agreement, or (d) corporate action or agreement, the consummation of which, or proposal, the approval of which, would reasonably be expected to prevent or materially delay the consummation of any of the transactions contemplated by the Acquisition Agreement, including the Offer and the Merger; and (iii) obligate each of them to tender all their respective Shares in the Offer not later than the fifth business day after commencement of the Offer (or if such individual has not received the Offer Documents by such time, within two business days following receipt of such documents) and no later than the third business day after such individual acquires beneficial ownership of any additional Shares.”

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SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

GRAND PRIX ACQUISITION CORP.

By:	/s/ Lawrence Egan

Name:	Lawrence Egan
Title:	President and Secretary

CA, INC.

By:	/s/ Michael C. Bisignano

Name:	Michael C. Bisignano
Title:	Executive Vice President and General Counsel

Dated: June 18, 2015

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